SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the month of February 2003



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

         On January 28, 2003, Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

1. Press Release regarding cost reductions and other initiatives.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2003


                                                      BELZBERG TECHNOLOGIES INC.


                                                           By:/s/ Stephen Wilson
                                                                  Stephen Wilson
                                                         Chief Financial Officer

Exhibit 1.        Press Release

News release via Canada Newswire, Toronto 416-863-9350

         Attention Business Editors:
         Belzberg Technologies Cost Reductions and other initiatives set stage for profits in 2003

Toronto, Jan. 28 /CNW/--Belzberg Technologies announced today that cost reductions implemented for fiscal 2003, the addition of twelve new customers during the first quarter and the largest sales pipeline in the company's history, are pointing towards significant profits for the upcoming year.

Cost saving measures include: reduced clearing expenses due to NSCC approval for self-clearing and NYSE membership completed in November, 2002; lower executive compensation effective January 1; and elimination of staff expenses related to some of the company's longer term R&D initiatives. Total normalized expenses for the first quarter will be approximately $7.3 million, as compared to $9.2 million during the prior quarter. In addition to these normalized expenses, restructuring charges relating to employee severance of approximately $300,000 in Q4, 2002 and $200,000 in Q1, 2003 will be recorded.

Earnings for Q1, 2003 are expected to be approximately breakeven on revenue of $7.3 to $7.5 million. Additionally, the new clients installed in Q1, 2003 are expected to ramp up revenue by an estimated $.5 to $1.0 million during Q2. With revenues expected to reach $7.8 to $8.5 million against the continuing expense base of $7.3 million, earnings of $500,000 to $1.2 million should be realized in Q2. Overall revenue for 2003 is estimated to reach between $33 and $35 million, with earnings of approximately $3.4 to $4.8 million, or $0.25 to $0.35 per share based on 13.7 million shares outstanding.

Belzberg will show a loss of approximately $2.8 million in Q4, 2002, including a restructuring charge of approximately $300,000 related to severance. Q4 revenues of $6.7 million dollars were down from Q3 by approximately $1.3 million dollars. The reduction in revenue was due in large part to a single client temporarily cutting back trading volume while adapting a new trading strategy. With trading volumes now showing signs of returning to Q3, 2002 levels, plus the aforementioned new clients installed during the first quarter, Q1, 2003 recovery and growth will more than compensate for the drop in 4th quarter of 2002. Q4, 2002 figures are not audited. It is expected final audited numbers will be released by the end of February.

"We are very optimistic about our prospects for 2003, despite the lower revenues that we experienced in the fourth quarter of 2002. Our pipeline and new installs will allow our revenue to rebound starting in Q1," said Sid Belzberg, CEO of Belzberg Technologies. "Our strategy of becoming the premium provider of low cost, electronic order execution services that include options and futures as well as equities will allow us to capture a larger share of the market this year--in an environment where clients are focused more than ever on cost reductions. With new revenue opportunities never better and costs significantly below 2002, we are perfectly positioned to deliver value to our shareholders in 2003. We are one of the few NYSE members that are able to clear their own trades and also provide world class technology."

About Belzberg

Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the Corporation's operations, markets, products, prices and other factors.


         %SEDAR:  00008836E


-0-               01/28/2003

         /For further information: Belzberg Contact - Stephen Wilson, Chief Financial Officer, Phone: (416) 360-2929, E-mail swilson(at)belzberg.com/ (BLZ.)

CO:      Belzberg Technologies Inc.
ST:      Ontario
IN:      STW NET
SU:

         -30-

CNW      09:30e   28-Jan-03